UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

(Commission File No. 001-38051)

China Rapid Finance Limited

5th Floor, Building D, BenQ Plaza

207 Songhong Road

Changning District, Shanghai 200335

People’s Republic of China

+86-21-6032-5999

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

New Appointments and Departures

Steven Foo was appointed to join as a member of the Board of Directors (the “Board”) of China Rapid Finance Limited (the “Company”).  Mr. Foo currently serves as the Chief Financial Officer of the Company.  He brings over 20 years of investment and financing experience as well as financial management and restructuring work experience in Asia. Previously, Mr. Foo served as a member of the Board of Directors and Chief Financial Officer of Hebron Technology, served as an Investment Analyst at Deutsche Bank Alex Brown, worked as Chief Operating Officer of Legg Mason Asset Management (Asia), served as CFO of Asia Pacific for London Asia Capital Plc, and served as the Director of Asia Pacific for International Alliance Associates (IAA), the New York-based private equity placement agent and cross-border strategic advisory firm. Mr. Foo is a Fellow Chartered Accountant, and Certified Public Accountant (CPA). In addition to his experience in U.S. Securities Exchange Commission (SEC) compliance, Mr. Foo has extensive leadership experience in strategy, financial management and capital markets.

Edward Yan was appointed to join as a member of the Board and as the chairperson of the audit committee of the Board.  Mr. Yan is an investor in the Company and brings broad experience in finance, capital markets, high-tech, real estate and investments.  He is the Managing Director of Sirius Capital (US) and the General Manager of Forward Capital (China), a US private equity fund and a Chinese investment fund, respectively.  Previously, Mr. Yan was General Manager of Yunnan XinDuChang Group (China), a real estate development company, and General Manager of Tian’an Group (HK), a publicly listed company on the Hong Kong Stock Exchange.  He was also Vice General Manager of Longshi Group (Canada) and Nortel Networks (Canada).  Mr. Yan graduated with a Bachelor’s degree from Tsinghua University in China and Master’s degree from Simon Fraser University in Canada.

Steven Eskenazi was appointed to join as an Advisory Director of the Company.  He brings extensive experience in investment and strategy to advise the Company on value creation for our shareholders. Previously, Mr. Eskenazi was the Managing General Partner at Walden Venture Capital and has led many successful company investments and exits.  He was the Managing Director and founder of Alex. Brown & Sons’ New Media Group, and Marketing Representative at IBM, servicing major Wall Street accounts.  He is an active angel investor and a member of several angel groups. Mr. Eskenazi graduated from Union College with a Bachelors of Science and Dartmouth College with a MBA.

Joe Zhang, a member of the Board and committees of the Board, has resigned from the Board and such committees, effective as of March 28, 2019. Christopher Thorne, a member of the Board and committees of the Board, has resigned from the Board and such committees, effective as of April 5, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

China Rapid Finance Limited

By:	/Steven Foo/
Steven Foo Chief Financial Officer

Date: April 15, 2019